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                                                                     EXHIBIT 5.1




                                November 6, 1998



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Dear Sirs:

         We have acted as counsel for The Kroll-O'Gara Company, an Ohio corporation ("Kroll-O'Gara"), in connection with its filing of a Registration Statement on Form S-4 with respect to the registration of 1,682,364 shares of the Company's Common Stock, $.01 par value per share (the "Common Stock"). Pursuant to a merger agreement dated October 21, 1998 (the "Merger Agreement") between Kroll-O'Gara, a wholly-owned subsidiary of Kroll-O'Gara ("Merger Sub") and Laboratory Specialists of America, Inc. ("Laboratory Specialists"), Laboratory Specialists will be merged into Merger Sub, resulting in Laboratory Specialists becoming a wholly-owned subsidiary of Kroll-O'Gara (the "Merger"). The Common Stock will be issued to the shareholders, option holders and warrant holders of Laboratory Specialists in connection with the Merger pursuant to the terms of the Merger Agreement.

         It is our opinion that the registration of the Common Stock pursuant to such Registration Statement and the issuance of such shares by Kroll-O'Gara have been duly authorized by all necessary corporate action by Kroll-O'Gara. When issued as contemplated by the Registration Statement and upon consummation of the Merger, or upon exercise of the applicable options or warrants, the Common Stock will be validly issued, fully paid and non-assessable.

         We hereby consent to the filing of this opinion as an exhibit to such Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Proxy Statement/Prospectus contained therein.


                                              Very truly yours,



                                              TAFT, STETTINIUS & HOLLISTER